CONFIDENTIAL TREATMENT REQUESTED BY
BORGWARNER INC. PURSUANT TO 17 CFR 200.83
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September 21, 2017

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re: BorgWarner Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-12162
Response Dated July 10, 2017 (the “July 10 Letter”)

Dear Mr. Shenk,

Below is the response (the “Response”) of BorgWarner Inc. (together with its subsidiaries, “BorgWarner”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated August 23, 2017 (the “August 23 Letter”) on the above-referenced filing. References in this response to “we,” “us,” “our,” and “the Company” are references to BorgWarner.

I thank you on behalf of the Company for your courtesy in our telephone conversation of August 29, in which you confirmed that the Company would have until Friday, September 22 to submit this Response.

The Company requests confidential treatment of certain information in this Response pursuant to 17 CFR 200.83, on the grounds that such information is (1) not material to investors and (2) would be competitively harmful if disclosed. Information for which confidential treatment is requested is highlighted in this Response. A copy of this Response omitting such information has been submitted to the SEC’s FOIA office consistent with 17 CFR 200.83.

For the convenience of the Staff, we have reproduced the comments set forth in the August 23 Letter.

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Notes to Consolidated Financial Statements
Note 14: Contingencies
Asbestos-related Liability, page 95

COMMENT:

1. We note your response to our prior comment 1 that you concluded a liability for potential claims not asserted was probable prior to the quarter ending December 31, 2016 but you did not attempt to estimate a liability because you concluded you could not develop a reasonable estimate.

In your response to our prior comment 4 you state that you retained the third-party consultant to provide specialized actuarial assistance in connection with the estimation of your asbestos- related claims asserted but not yet resolved and those not yet asserted. You state your in-house personnel have experience with issues respecting asbestos-related claims, including, for example, in analyzing your asbestos claims information, identifying trends in your claims experience, and estimating the aggregate costs to be incurred on account of asbestos-related claims asserted but not yet resolved. You determined, however, that you required additional actuarial expertise specific to the estimation and modeling of asbestos-related liabilities over significant future periods (i.e., approximately 50 years) in order to conduct an estimation of your asbestos-related claims not yet asserted.

Such expertise included the ability to create a reliable model of the incidence of asbestos-related disease in the U.S. population generally over the expected claiming period, and then to obtain the projected number of potential asbestos-related claims that may be asserted against you resulting from such model in order to create an aggregate estimate of the value of potential asbestos-related claims that may be asserted against you in the future. It continues to be unclear why you did not retain a third-party consultant prior to third quarter of 2016 to provide that specialized actuarial assistance in connection with the estimation of your asbestos-related claims asserted but not yet resolved and those not yet asserted.

Paragraph 450-20-25-5 states that accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated. To the contrary, when a loss is probable and information available indicates that the estimated amount of loss is within a range of amounts, it follows that some amount of loss has occurred and can be reasonably estimated. Thus, when a loss is probable and the reasonable estimate of the loss is a range, an amount should be accrued for the loss.

Paragraph 450-20-30-1 states if some amount within a range of loss appears to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range should be accrued.

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Therefore, your basis for limiting your ASC 450 assessment to asbestos-related claims asserted but not yet resolved continues to be unclear.

An ASC 450 assessment should consider all claims both asserted but not yet resolved and claims not yet asserted. Based on your assertion that losses for claims not yet asserted were probable (i.e., not zero), it appears that the conditions to record a liability would be met for at least a minimum amount within a range. Therefore, please address the following:

Your disclosure states that “the Company has made enhancements to the management and analysis of asbestos-related claims, including specifically: the engagement of new National Coordinating Counsel with significant asbestos litigation experience and a global presence, the engagement of several new local counsel panels; outsourcing administration and claims handling to a third party; implementing various improvements in the processing of asbestos-related claims so as to allow the Company’s management to have greater real-time insight into the handling of individual asbestos-related claims; and increasing audits and compliance reviews of counsel handling asbestos-related claims. This process has as of the end of 2016 resulted in improvements in both the quantity and the quality of the information available to the Company’s management respecting individual asbestos-related claims and their handling and disposition. This process has also resulted, in the Company’s view, in an increased ability to reasonably forecast the aggregate number of potential future asbestos-related claims that may be asserted against the Company.”
a) Please explain in what ways the enhancements improved both the quantity and quality of the information available to management.
b) Compare the quality and quantity of the information available to management before and after the company’s enhancements and why there were differences.
c) Please explain why you undertook to implement those enhancements and why they were implemented at that time.

RESPONSE:

We address each of comments 1(a) through 1(c) in turn below. We also address as an initial matter the Staff’s comment that “[i]t continues to be unclear why you did not retain a third-party consultant prior to third quarter of 2016 to provide that specialized actuarial assistance in connection with the estimation of your asbestos-related claims asserted but not yet resolved and those not yet asserted.” The Company did not retain a third-party consultant prior to the third quarter of 2016 because the Company did not believe prior to that time that a reasonable estimate of its liability for potential asbestos-related claims not yet asserted could be made. The reasons for that determination, and the Company’s determination that a reasonable estimate of such claims could be made in 2016, are set forth in the response to comment #7, below. The Company also addresses the Staff’s comment above that “your basis for limiting your ASC 450 assessment to asbestos-related claims asserted but not yet resolved continues to be unclear” in the response to comment #7, below.

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a)
Enhancements in the management and analysis of asbestos-related claims have improved the quantity and quality[1] of the information available respecting individual asbestos-related claims and their handling and disposition. The enhancements referred to in the disclosure are a by-product of the Company’s overall shift in defense strategy and claims resolution in the past few years.

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.] The Company has modified its defense strategy over time as external factors described further below have impacted the number, types, and quality of claims against the Company.

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]

_________________________
1. The Company has always used the best information available to it for conducting both the defense and evaluation of asbestos-related claims and for evaluating whether its claims experience could be projected into the future as one element of making a reasonable estimation of asbestos-related claims not yet asserted in accordance with ASC 450. The Company sees, based on the Staff’s comments and discussions with the Staff, that the reference to improvements in the “quality” of information contained in the disclosure could be clarified. The Company accordingly proposes to change references to the “quality” of information to “types” of information in any future disclosures containing this language.

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]

Particular aspects of the Company’s new defense strategy have also impacted the quantity and types of information available to the Company respecting asbestos-related claims as follows:

Enhancement	Results

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Retention of new National Coordinating Counsel and engagement of new local counsel panels.
In the execution of the new litigation strategy, the Company’s new counsel have been integral in allowing the Company to conduct greater levels of discovery respecting asbestos-related claims (resulting in more information respecting individual claims) on an efficient and cost-effective basis.

Outsourcing administration and claims handling to a third-party with extensive experience in handling asbestos-related claims, implementing various improvements in the processing of asbestos-related claims, and performing increased audits and compliance reviews of counsel handling asbestos-related claims.

The Company is better able to perform real-time review of pending asbestos-related claims as a result of technological improvements, which allow more consistent decisions regarding defense and settlement or litigation of individual claims. The Company utilizes this information to perform more audits and compliance reviews of counsel handling asbestos-related claims to ensure consistent execution of its litigation and defense strategy.

These enhancements, in turn, contribute to more stable, consistent claims resolutions, with resulting increases in the stability and consistency of the Company’s claims data over time.

b)
The quantity and types of information available to management in executing its litigation and defense strategy with respect to asbestos-related claims have been impacted by the specific changes as discussed above, [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.].

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.], the Company has always used the best available information for conducting both the defense and valuation of asbestos-related claims and for evaluating whether its claims experience could be projected into the future as one element of making a reasonable estimation of asbestos-related claims not yet asserted in accordance with ASC 450. As mentioned above, the set of data fields used by the Company for defense purposes and for preparing its financial statements, including with respect to ASC 450 compliance, has always been the same. Furthermore, the Company has had controls in place regarding the completeness and accuracy of the underlying data used in the ASC 450 assessments both before and after the changes discussed above.

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c)
The Company undertook these enhancements in recent years due to the changes in external factors in the asbestos litigation environment and adaptation of its defense strategy to these factors, as described in the response to question 1(a).

COMMENT:

2. We note your disclosure that “The comparatively large number of claims resolved in 2015 reflected the Company’s efforts to dismiss large numbers of inactive or otherwise unmeritorious claims in order to be better positioned to evaluate remaining and future claims, while the smaller number of total claims resolved in 2016 reflects in part the outcome of those efforts.” We also note your disclosure that “in recent years, the Company has made enhancements to the management and analysis of asbestos-related claims” and that “this process has also resulted, in the Company’s view, in an increased ability to reasonably forecast the aggregate number of potential future asbestos-related claims that may be asserted against the Company.”

a) Please tell us in detail the nature of the “enhancements to the management and analysis of asbestos-related claims” that you made and indicate the extent to the procedures the company undertook prior to the enhancements to the management and analysis of asbestos-related claims differed.
b) Please describe the nature of the efforts the Company undertook that resulted in the “comparatively larger number of claims resolved in 2015.”
c) Please explain why you undertook these efforts and what prompted you to undertake those efforts at that time.
d) We note your disclosure that appears to state that you undertook these efforts “to be better positioned to evaluate remaining and future claims”. Please tell us whether or not the efforts you took to dismiss large numbers of inactive or otherwise unmeritorious claims that resulted in you being in a better position to evaluate remaining and future claims also provided you with a better position to determine a reliable estimate of your unasserted asbestos claims.
e) Please explain to us how you obtained information about existing and future claims prior to the efforts that resulted in the claims being resolved in 2015.

RESPONSE:

a)
The enhancements to the management and analysis of asbestos-related claims referred to by the Company in the July 10 Letter, and a comparison to the procedures followed previously, are described in the answer to comment #1 above and are incorporated here by reference.

As stated, these enhancements were made as part of the change in the Company’s litigation and defense strategy in reaction to the external factors discussed in the response to comment #1 above. The Company’s process with respect to its ASC 450 analysis was the same before and after the enhancements to its litigation and defense strategy. While the data attributes reviewed by the Company in determining if a reasonable estimate of the number of potential asbestos-related claims not yet asserted could be made did not change, the changes to the litigation and defense strategy

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impacted the underlying information used in the Company’s ASC 450 assessment [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.].

b)
The nature of the efforts undertaken by the Company included the identification of dormant claims or claims not otherwise prosecuted that had potential to be dismissed and where motions to dismiss would likely be successful [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.].

It is common for asbestos plaintiffs to name numerous defendants in their claims and then, for a variety of reasons, decide not to prosecute the claim, prosecute the claim only as to certain defendants, or delay prosecuting the claim as to some or all defendants. A defendant against whom a claim is asserted but not prosecuted may seek to dismiss that claim after a period of time [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.].

The Company continually reviews pending claims to identify any potentially dormant claims in which a dismissal may be possible. [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]. Based on claims filing patterns and the passage of time, the Company often experiences periods of increased dismissal activity. [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.] These efforts resulted in a reduction in the number of pending claims by 48% over the past few years as disclosed in the Company’s 10-K. The reference to the “comparatively large number of claims resolved in 2015” is in comparison to 2016, reflecting the year-over-year change in the number of dismissals.

c)	As discussed above, a defendant against whom a claim is asserted but not prosecuted may seek to dismiss that claim after a period of time

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.].

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d)
The Company routinely reviews pending claims for potential dismissal opportunities. It believes that the reduction in the number of asbestos-related claims that resulted from its efforts to dismiss dormant claims or claims not otherwise prosecuted, gave it the ability to redeploy defense resources [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]. The Company believes that this is one of the factors that contributed to a claims population that is more stable and more likely to form the basis for a reasonable estimate of potential asbestos-related claims not yet asserted.

e)
The Company continues to obtain information respecting existing claims from the complaint filed by the claimant, discovery from the claimant, and negotiations with the claimant’s counsel. Information obtained respecting existing claims is presently stored within a database maintained by the third-party claims handling administrator.

Prior to outsourcing administration and claims handling, these processes were performed internally, with similar data fields and documentation being retained within an internal database. Controls have been in place consistently over the completeness and accuracy of the data points used in the Company’s ASC 450 assessment contained in both the internally maintained database and the database maintained by the outsourced third-party claims handling administrator. This information forms the basis of the quantitative inputs in the Company’s ASC 450 assessment as to whether a reasonable estimate of the liability for potential asbestos-related claims not yet asserted can be made.

Similar information on potential asbestos-related claims not yet asserted was not available in prior years as those claims have not yet been asserted by definition. Instead, the Company has always made assumptions respecting claims not yet asserted in order to determine if it could reasonably estimate the liability for such claims. The assumptions used are described in the July 10 Letter (see response to comment #2).
COMMENT:

3. We note your disclosure that “Legislative and judicial developments affecting the U.S. tort system generally, including medical criteria legislation, procedural reforms, and docket control measures relating to so-called unimpaired claims, have also stabilized certain aspects of the Company’s defense efforts respecting asbestos-related claims and allowed the Company greater insight into the number and value of potential future claims in recent years.” Please tell us when these developments took place and tell of the period of time you refer to as “in recent years.”

RESPONSE:

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Although tort reforms such as those identified by the Company in its disclosure have been ongoing in various states throughout the history of asbestos litigation in the United States, the legislative and judicial developments referred to in the Company’s disclosure took place at various points over roughly the past ten years. Given the pace of asbestos litigation, the number of jurisdictions involved, and the time it takes for many state-wide tort reforms to be interpreted and implemented, it has taken until roughly the last three years [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]. That roughly-three-year period is the “in recent years” period referred to in the Company’s disclosure.

The reforms described by the Company in the disclosure and referred to by the Staff in the August 23 Letter have in general had long-term effects on claiming patterns against the Company that are inherently difficult to predict.

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]

Relatively few states have adopted state-wide tort reforms over the past five to seven years. This has allowed time for those reforms to be interpreted and consistently applied by courts in the relevant jurisdictions and has also allowed time for shifts in the jurisdictions in which asbestos claims are asserted to occur and for the Company to develop claims histories in various “new” jurisdictions. [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.] Moreover, where recent tort reforms have occurred and had an immediate impact, they have been at the individual trial court level, where they require less time to implement, and their effects can more quickly be projected.

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COMMENT:

4. We note your disclosure that a third party consultant was hired in the third quarter of 2016 and that the “consultant’s work utilized the updated data and analysis resulting from the Company’s claim review process”. Please explain to us what you mean when you refer to “updated data”. Please clarify in your response whether or not the “updated data” included information that was used by the company in its management and analysis of asbestos-related claims prior to implementing the enhancements.”

RESPONSE:

The Company’s reference to “updated data” is to its claims data that has, by definition, evolved based on the most current facts and circumstances respecting individual asbestos claims, changes occurring in the asbestos litigation landscape and impacts of other relevant factors, including facts developed about specific claims through its updated litigation and defense strategy discussed in the response to comment #1.

The Company’s claims data is contained in a live database that is updated on a regular basis. The completeness and accuracy of the key data attributes utilized in the Company’s ASC 450 analysis are reviewed and tested under the Company’s internal control process on an ongoing basis. Additions to the Company’s claims data, including new claims filings and updates to existing claims, claims resolutions (such as settlements or dismissals) or information developed through the claims negotiation, discovery, and litigation processes

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.], are made continually. To avoid any potential doubt, updates are not made with respect to claims after they are settled or dismissed (other than to incorporate settlement data or the fact of the dismissal), since those claims are by definition no longer being asserted against the Company and require no defense efforts or expenditures.

As described in the Company’s disclosure, the claims data described above was used by the third-party consultant in preparing its estimate of potential claims not yet asserted. In addition, the Company considers, and has in the past considered, the data during management’s internal control process as one part of its determination whether a reasonable estimate of the liability for potential asbestos-related claims not yet asserted is possible under ASC 450.

COMMENT:

5. We note your disclosure that “In developing the estimate of liability for potential future claims, the third-party consultant projected a potential number of future claims based on the Company’s historical claim filings and patterns and compared that to anticipated levels of unique plaintiff asbestos-related claims asserted in the U.S. tort system against all defendants. The consultant also utilized assumptions based on the Company’s historical proportion of claims resolved without payment, historical settlement costs for those claims that result in a payment, and historical defense costs. The liabilities were then estimated by multiplying

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the pending and projected future claim filings by projected payments rates and average settlement amounts and then adding an estimate for defense costs.” Please explain to us why historical data was used when it was previously considered unreliable. Also clarify whether or not the historical data was updated as a result of the enhancements the Company made to its management and analysis of asbestos-related claims.

RESPONSE:

Historical data was used because it is standard practice to estimate a defendant’s liability for potential asbestos-related claims not yet asserted by extrapolating the defendant’s claims history into the future. The previous data was not considered to be unreliable, but rather too volatile and unpredictable to support a reasonable estimate of liability for potential asbestos-related claims not yet asserted when taken together with other factors affecting the reasonable estimability of such claims (which are discussed in detail in the disclosure and in the response to comment #7, below).

The 2016 estimate prepared by the third-party consultant used a 2.75 year calibration (or “look-back”) period; that is, it was based upon an extrapolation from the Company’s most recent 2.75 years of claims experience.

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]. The relatively short-term calibration period also reflects the recent asbestos litigation landscape [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.].

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]

The information used by management in its assessment of its potential future liabilities before and after the enhancements has been the same. The Company has controls in place regarding the completeness and accuracy of the underlying data used in the ASC 450 evaluation process before and after the changes discussed above.

COMMENT:

6. Please provide us with a schedule that identifies the following for each annual period from 2005 to 2016.

a) Number of claims filed
b) Number of claims settled

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c) Number of claims dismissed
d) Number of claims outstanding at the beginning and end of the period
e) Asbestos liability asserted claims at the beginning of the period
f) Asbestos liability accrued for asserted claims
g) Asbestos liability asserted at the end of the period
h) Asbestos liability unasserted claims at the beginning of the period
i) Asbestos liability accrued for unasserted claims
j) Asbestos liability unasserted at the end of the period
k) Settlements paid
l) Average settlement per claim
m) Average period of time to settle a claim
n) Insurance proceeds received
o) Defense costs associated with asbestos related claims

RESPONSE:

Please refer to Exhibit A for the specific data points requested above.

COMMENT:

7. We note your disclosure that “The inability to arrive at a reasonable estimate of the liability for potential asbestos-related claims that may be asserted in the future was based on, among other factors, the volatility in the number and type of asbestos claims that may be asserted, changes in asbestos-related litigation in the United States, the significant number of co-defendants that have filed for bankruptcy, the magnitude and timing of co-defendant bankruptcy trust payments, the inherent uncertainty of future disease incidence and claiming patterns against the Company, and the impact of tort reform legislation that may be enacted at the state or federal levels.” Please explain why these factors caused you to be unable to arrive at a reasonable estimate of unasserted asbestos-related claims in prior periods but did not cause you to be unable to arrive at a reasonable estimate of unasserted asbestos-related claims in 2016. We note your disclosure on page 97 that the 2016 estimate of unasserted asbestos-related claims “is based on currently available information and assumptions that the Company believes are reasonable.”

RESPONSE:

The Company’s consideration of these factors began with ASC 450-20-25-2’s requirement that the Company conclude that a loss relating to potential future asbestos-related claims not yet asserted is both probable and capable of being reasonably estimated in order for the loss to be accrued. ASC 450-20-25-4 provides further that the requirement for reasonable estimability of a loss is “intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements.” As the Staff notes in comment #1 of the August 23 Letter, although accrual of a loss may not be delayed until the estimate of a loss is reduced to a single number, ASC 450-20-25-5 requires both that a loss is probable and that “the reasonable estimate of the loss is a range” in order for accrual to occur. If no reasonable estimate of a

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particular loss can be made (either at a single number or a range), then ASC 450-20-25-2 and 450-20-50-5 provide that “[d]isclosure is preferable to accrual…”

For periods prior to 2016, the Company concluded that a reasonable estimate of loss could not have been made (either at a single number or range) and provided disclosure in lieu of accrual as directed by ASC 450-20-50-5. The Company identified in its disclosure several factors supporting that conclusion. Those factors were:

•	[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.];

•
the volatility in claim filing patterns against the Company, including the number and type of asbestos-related claims asserted against it, which resulted in its claims history showing neither trends sufficiently consistent to give rise to a reasonable estimate (that is, trends that could be reasonably extrapolated into the future) nor sufficient correlation when compared to industry-wide asbestos claiming patterns to suggest that such claiming patterns might allow a reasonable projection of future claims against the Company;

•	[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.];

•
the significant number of co-defendants that filed for bankruptcy, which reduced the number of co-defendants on an average claim by more than 30 as those defendants stopped defending asbestos-related claims due to the stay of claims against them imposed by their bankruptcies;

•
the magnitude and timing of co-defendant bankruptcy trust payments, which became increasingly significant over the last five to ten years as more bankruptcy trusts began making payments to plaintiffs [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]; and

•	inherent uncertainty in attempting to predict the number and type of claims that might be asserted against the Company in the future, [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.].

All of those factors collectively formed the basis for the Company’s conclusion in prior periods that a reasonable estimate of its potential asbestos-related claims not yet asserted could not be made. Although the Company had concluded in prior periods that it was probable that additional asbestos-related claims may be asserted against it in the future, and the Company disclosed that conclusion at the time, the uncertainty resulting from the combination of all the foregoing variables would have made any estimate of

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the Company’s potential asbestos-related claims not then asserted - including a range of amounts for such claims not reasonable and inherently speculative. Because a reasonable estimate of the Company’s potential asbestos-related claims not yet asserted was not possible - either as a single amount or as a range - the Company followed the guidance in ASC 450-20-25-2 and 450-20-50-5 that “disclosure is preferable to accrual” rather than adopting an artificial, unreasonable “floor” as an estimate, which would have tended to impair the integrity of the Company’s financial statements, which is precisely the outcome ASC 450-20-25-4 is intended to prevent.

The Company re-evaluated those factors in connection with the preparation of its annual financial statements for 2016, as it had for prior periods. The Company concluded based on that re-evaluation that its potential liability for asbestos-related claims not yet asserted was capable of reasonable estimation for several reasons:

•
the Company was able in 2016 to identify and verify trends in its claims data for recent years which indicated that the specific claims experience was becoming less volatile and was stabilizing, while also becoming more consistently related to industry-wide asbestos claims data, which led it to believe that it was more likely that a reasonable estimate could be extrapolated from the Company’s recent claims data;

•	[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.];

•	[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.];

•	co-defendant bankruptcies slowed to historically low levels;

•
significant asbestos trusts began making payments in recent years and the effect of those payments on the proportionate liability of defendants not in bankruptcy (such as the Company) began to be seen; and

•
the inherent uncertainty in attempting to reasonably estimate future claims was partially reduced as a result of the elimination of many dormant claims and other actions in the Company’s strategy for defending and resolving asbestos-related claims (as detailed in the response to comment #2 above).

As was the case for prior periods, the changes to the external factors described above were interdependent, and changes to no one factor or subset of factors were determinative or represented a single triggering event that would have made a reasonable estimate of potential asbestos-related claims not yet asserted possible. The Company reviewed the developments in its own claims history and in the tort system as a whole, and that review led the Company to consider that it might be possible to make a reasonable estimate of potential liability for asbestos-related claims not yet asserted. After that determination, the Company

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retained the third-party consultant as described in its disclosures, and ultimately determined that it was able to accrue a liability for potential future asbestos-related claims in accordance with all of the requirements of ASC 450-20-25-2.

COMMENT:

8. Refer to prior comment 3. Please disclose the range of reasonable possible losses in excess of your asbestos-related accrual as required by ASC 450-20-50-3 and 50-4.

RESPONSE:

The Company has revised the disclosure proposed to be used in its Form 10-Q for the period ending September 30, 2017 to incorporate this information. A draft of the revised disclosure excerpt is below.

The Company’s estimate of the indemnity and defense costs for asbestos-related claims asserted but not yet resolved and potential claims not yet asserted is its best estimate of such costs. Such estimate is subject to numerous uncertainties.  These include future legislative or judicial changes affecting the U.S. tort system, bankruptcy proceedings involving one or more co-defendants, the impact and timing of payments from bankruptcy trusts that presently exist and those that may exist in the future, disease emergence and associated claim filings, the impact of future settlements or significant judgments, changes in the medical condition of claimants, changes in the treatment of asbestos-related disease, and any changes in settlement or defense strategies. The balances recorded for asbestos-related claims are based on best available information and assumptions that the Company believes are reasonable, including as to the number of future claims that may be asserted, the percentage of claims that may result in a payment, the average cost to resolve such claims, and potential defense costs. The Company concluded that it is reasonably possible that it may incur additional losses through 2067 for asbestos-related claims, in addition to amounts recorded, of up to approximately $100 million as of September 30, 2017. The various assumptions utilized in arriving at the Company’s estimate may also change over time, and the Company’s actual liability for asbestos-related claims asserted but not yet resolved and those not yet asserted may be higher or lower than the Company’s estimate as a result of such changes.

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We appreciate the opportunity to provide additional clarification concerning the comment raised in your correspondence. If you have additional questions or comments, please contact Ronald T. Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	James R. Verrier
President and Chief Executive Officer
(Principal Executive Officer)

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Exhibit A

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[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83.]